Mail Stop 3561

June 3, 2009

Ronald D. Cook
Executive Vice President, General Counsel & Corporate Secretary
Fidelity National Information Services, Inc.
601 Riverside Avenue
Jacksonville, Florida 32204

>**Re:**   **Fidelity National Information Services, Inc.**
>**Form S-4**
>**Filed May 4, 2009**
>**File No. 333-158960**

Dear Mr. Cook:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-4

Summary

The Investments and the Investment Agreement, page 6

1. Please explain here why Fidelity determined to enter into the Investment Agreement, as you mention elsewhere, and how they arrived at the amount of

consideration being offered for such shares, considering it appears to be at a discount to the merger consideration. In an appropriate place in this proxy statement/prospectus, please disclose to shareholders that this investment will cause additional dilution to shareholders in addition to the dilution caused as a result of the shares being issued in the merger. Please also tell us the exemption you relied upon and the facts that made such exemption available.

Recent Developments, page 25

2. Please update your proxy statement/prospectus to provide the quarterly information you and Metavante subsequently filed on Form 10-Q.

FIS Proposal 1 and Metavante Proposal 1: The Merger, page 37

Background of the Merger, page 37

3. Please revise your disclosure in the second paragraph on page 37 to discuss the impetus behind the telephone conversation between Mr. Kennedy, your President and Chief Executive Officer, and Mr. Martire, then President and Chief Executive Officer of Metavante. By way of example only, please discuss information such as who initiated the conversation, whether the boards of the respective companies were aware of the conversation prior to its occurrence, and whether any third party was involved in initiating or recommending the conversation.

4. We note your statement in the last sentence of the third paragraph on page 37 that both companies' boards of directors consulted with outside financial advisors during the weeks following the initial discussions that occurred in mid-July 2008. We further note your statement in the third sentence of the fourth paragraph on page 37 that your financial advisor was involved in meetings during August and September 2008 to review financial information regarding a potential combination with Metavante. Finally, we note your disclosure in the last paragraph on page 39 indicating that Goldman, Sachs & Co. and Banc of America Securities acted as your financial advisors as of March 27, 2009. Please revise your discussion to

- identify each financial advisor that you utilized throughout the period covered by your background discussion,

- indicate the date(s) on which you retained each advisor,

- provide a brief description of the services for which each advisor was retained, especially considering you determined to retain two financial advisors, and

- describe the services ultimately provided by each advisor.

Your discussion should also address whether your financial advisor(s) provided and/or your board sought any advice with respect to alternative transactions.

5. At the bottom of page37, you state that Metavante received a written indication of interest from Company A that contained "financial terms that were comparable to the terms being proposed by FIS." Please specifically disclose the terms of the offer and elaborate upon your statement that "the comparative value of the potential transaction with Company A was not as favorable to Metavante's shareholders…."

6. We note that the parties retained J.P. Morgan Securities to act as structuring agent. Please elaborate upon the role that J.P. Morgan played and what other, if any, financing alternatives were considered.

7. Where you discuss the "impact of a transaction on Metavante's debt" and "the potential tax issues," please revise to specifically identify what about these aspects of the transaction caused them to be issues.

8. In the first paragraph on page 39 you state that in considering factors related to the anticipated capital structure of a combined entity you and your financial advisors took into account your "near-term strategic objective of obtaining an investment grade corporate credit rating". Please revise your disclosure to discuss the relevance of obtaining an investment grade corporate credit rating to the proposed transaction and why you identified this as a strategic objective.

9. We note your discussion in the first full paragraph on page 40 regarding the discussions among Messrs. Massey, James, Foley and Martire. Please expand your discussion to state the exchange ratio and "certain changes" to the deal structure that Messrs. Massey and Foley proposed.

10. In the second sentence of the second full paragraph on page 40 you state that at Metavante's March 29, 2009 board meeting, Kirkland and Ellis reviewed the substantive differences between the two proposals from you. Please revise your disclosure to describe each of the proposals that you made.

11. In the fifth sentence of the second full paragraph on page 40 you state that Mr. Martire "conveyed [Metavante's] board's view on the revised proposal to FIS and engaged in additional discussions with Mr. Foley." Please expand your disclosure to state the board's view that Mr. Martire conveyed to Mr. Foley.

12. In the last paragraph on page 40, you mentioned that the exchange ratio had been revised to 1.35. Please explain why in greater detail.

<u>FIS' Reasons for the Merger and the Investments; Recommendation of the FIS Board of Directors, page 41</u>

13. Please revise to clarify whether the material factors considered were all positive or negative. If no negative factors were considered, please state this. This comment also applies to the discussion of factors considered by Metavante's Board.

<u>Opinion of FIS' Financial Advisors, page 46</u>

14. We note that in formulating their fairness opinions Goldman Sachs, Banc of America and Barclays all relied upon certain financial forecasts and analysis prepared by your and Metavante's management, as applicable. Please revise your filing to include a summary of any non-public information, such as the financial forecasts and analysis, used by Goldman Sachs, Banc of America or Barclays in formulating their fairness opinions.

15. Quantify how much of the fees for each fairness opinion is contingent upon the closing of the merger.

<u>Change of Control Agreements, page 74</u>

16. Please revise to quantify the amounts that would individually be required to be paid under the terms of the change of control agreements you discuss here with a view to disclosure regarding the interests of certain persons in the merger.   Please provide similar disclosure for each of the arrangements you discuss here; consider providing tabular disclosure of each of the payments that will be made to each of the persons discussed here.

<u>Representations and Warranties, page 81</u>

17. We note your statement in the first sentence of the first paragraph of the above referenced section that the merger agreement contains representations and warranties "made solely for the benefit" of the parties to the agreement. We further note your statement in the last sentence of the same paragraph that investors "should not rely on the representations and warranties in the merger agreement as characterizations of the actual state of facts about [you], Metavante or Merger Sub." Please revise these statements to remove any potential implication that the registration statement or full merger agreement do not constitute public disclosure under the federal securities laws.

18. You state in the second sentence of the first paragraph of the above referenced section that the representations and warranties contained in the merger agreement are "qualified by information in confidential disclosure schedules that the parties have exchanged." Pursuant to Item 601(b)(2) of Regulation S-K, please file a list

briefly identifying the contents of all omitted schedules or similar supplements. In addition, please file an agreement to furnish the staff with a copy of any omitted schedule upon request. The agreement to furnish the staff with copies of omitted schedules may be included in the exhibit index to the registration statement. As you have not filed any of these schedules on EDGAR, please confirm to us that such schedules do not contain information that is material to an investment decision.

FIS Proposal 2 and Proposal 3: The Investments, page 112

Representations, Warranties, Covenants and Agreements, page 112

19. We note that your disclosure beginning on page 112 regarding the investment agreement is similar to your disclosure on page 81 regarding the merger agreement. Please revise your disclosure beginning on page 112 to address, as applicable, the issues set forth in comments 17 and 18 set forth above.

*   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and Securities Exchange Act of 1934 that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director